SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2006 – Q1 –

Unaudited Financial Statements   and Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

       3903 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

                                                                                              (Registrant)

Date      May 24, 2006

ASO /s/“Ross McGroarty”

                                                                                    Ross McGroarty, Chairman,

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE

Q-1 March 31, 2006

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended March 31, 2006 as filed with the Securities and Exchange Commission on May 18, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

BYRON GLOBAL CORP.

May 15, 2006

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO

INTERIM FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(A Development Stage Company)

THREE MONTHS ENDED MARCH 31, 2006

(Stated in Cdn. Dollars)

- UNAUDITED -

BYRON GLOBAL CORP.

(A Development Stage Company)

 BALANCE SHEETS

(Stated in Cdn. Dollars)

	March 31,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash	$130	$759
Accounts receivable	831	742
Marketable securities (Note 3)	876	872
	1,837	2,373
CAPITAL ASSETS (Note 4)	1,125	1,207
	$2,962	$3,580
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$33,701	$25,651
Note payable (Note 5)	218,330	213,740
Due to shareholder (Note 6)	189,141	168,703
	441,172	408,094
DEFICIT LESS CAPITAL STOCK
DEFICIT	(15,550,897)	(15,517,201)
CAPITAL STOCK
Authorized -
Unlimited number of common shares
Issued -
3,089,998 common shares	15,112,687	15,112,687
	(438,210)	(404,514)
	$2,962	$3,580

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

(Stated in Cdn. Dollars)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	January 1, 2002 (Date of Commencement of Development Stage) to March 31, 2006
EXPENSES
Administration and general	$7,568	$6,205	$235,514
Amortization of capital assets	83	115	3,293
Consulting fees	482	-	156,319
Foreign exchange loss	415	1,106	(172,651)
Interest	7,613	8,653	248,779
Legal fees	17,540	3,091	135,363
OPERATING LOSS FOR THE PERIOD	33,701	19,170	606,617
REALIZED LOSS ON DECLINE OF
MARKETABLE SECURITY	-	-	24,449
LOSS ON SALE OF MARKETABLE SECURITY	-	-	122,602
WRITE OFF OF RELATED COMPANY	-	-	984,760
NET LOSS FOR THE PERIOD	$33,701	$19,170	$1,738,428
NET LOSS PER SHARE	$0.01	$0.01

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

	Number of Common Shares	Amount	Deficit Accumulated Prior to Development Stage	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Stockholders' Equity
BALANCE, DECEMBER 31, 2005	3,089,998	$ 15,112,687	$ (13,801,947)	$(1,704,727)	$(10,527)	$(404,514)
Other comprehensive income (loss)	-	-	-	-	5	5
Net loss for the period	-	-	-	(33,701)	-	(33,701)
BALANCE, MARCH 31, 2006	3,089,998	$ 15,112,687	$ (13,801,947)	$(1,738,428)	$(10,522)	$(438,210)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Stated on Cdn. Dollars)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	January 1, 2002 (Date of Commencement of Development Stage) to March 31, 2006
CASH FROM OPERATIONS
Net loss for the period	$(33,701)	$(19,170)	$(1,738,428)
Item not involving cash -
Amortization	83	115	3,293
Unrealized foreign exchange loss/ (gain)	-	-	(189,621)
Write down of advances to a related company	-	-	984,760
Realized loss on marketable securities	-	-	24,449
Loss on sale of marketable securities	-	-	122,602
Consulting fee paid in common shares	-	-	150,000
	(33,618)	(19,055)	(642,945)
Change in -
Accounts receivable	(89)	(136)	6,372
Accounts payable and accrued liabilities	8,050	(1,724)	17,519
Notes payable	4,590	7,120	225,804
Due to shareholder	20,438	9,727	189,141
	(629)	(4,068)	(204,109)
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	(257,276)
Purchase of capital assets	-	-	(4,417)
Advances to related company	-	-	(171,420)
	-	-	(433,113)
NET CHANGE IN CASH DURING THE PERIOD	(629)	(4,068)	(637,222)
CASH - BEGINNING OF PERIOD	759	6,209	637,352
CASH - END OF PERIOD	$130	$2,141	$130

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

3.

MARKETABLE SECURITIES

The marketable securities consist of 15,000 common shares of Bio-America Inc. and have been classified as available for sale.

4.

CAPITAL ASSETS

	2006			2005
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$2,818	$822	$888
Office equipment	778	475	303	319
	$4,418	$3,293	$1,125	$1,207

5.

NOTE PAYABLE

	2005	2004
8% convertible unsecured debenture in the amount of U.S $186,926 (2004 - U.S. $183,310) due on demand. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.	$218,330	$213,740

6.

DUE TO SHAREHOLDER

	2005	2004
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$165,295	$148,296
Accrued interest	23,846	20,407
	$189,141	$168,703

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE

Q-1 March 31, 2006

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended March 31, 2006 as filed with the Securities and Exchange Commission on May 24, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

BYRON GLOBAL CORP.

May 24, 2006

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO